EXHIBIT 99.1

ECMOHO Cooperates with Beingmate on Digital Marketing

SHANGHAI, China, March 12, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited ("ECMOHO" or the "Company"; Nasdaq: MOHO) and Beingmate Baby & Child Food Co., Ltd. (“Beingmate”) entered into strategic cooperation under which ECMOHO will provide online and offline digital marketing services for three of Beingmate’s product lines, including baby food, specialty baby formula and child supplements. ECMOHO will help Beingmate implement digital marketing strategy and help it achieve higher growth and profitability and at the same time deliver higher value add to consumers.

In a signing ceremony on March 10, 2020, Ms. Zoe Wang, Founder and Chief Executive Officer of ECMOHO, stated, ”We are excited to work with Beingmate, a leading company in the mother and baby care industry. We believe the integrated services we provide will bring great value to Beingmate. We look forward to growing together with Beingmate as we grew with our brand partners through close partnership.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Ms. Ellen Chiu
Email: ellenchiu@ecmoho.com